Exhibit 2.6

STOCK PURCHASE AGREEMENT

dated as of November 8, 2006

by and between

VISHAY INTERTECHNOLOGY, INC.

and

INTERNATIONAL RECTIFIER CORPORATION

with respect to all

outstanding capital stock of

INTERNATIONAL RECTIFIER (INDIA) LIMITED

1

i

ARTICLE VI .	CONDITIONS TO OBLIGATIONS OF PURCHASER	12
6.1	Representations and Warranties	13
6.2	Performance	13
6.3	Consents and Approvals	13
6.4	Other Documents	13

ARTICLE VII .	CONDITIONS TO OBLIGATIONS OF SELLER	13
7.1	Representations and Warranties	13
7.2	Performance	13
7.3	Officers’ Certificates	13
7.4	Certain Non-PCS Assets	13
7.5	Consents and Approvals	13
7.6	Other Documents	14

ARTICLE VIII .	TAX MATTERS	14
8.1	Tax Matters Agreement	14

ARTICLE IX .	EMPLOYEE MATTERS	14
9.1	Employees; Wage Rates	14
9.2	Employment Laws	14

ARTICLE X .	MISCELLANEOUS	14
10.1	Notices	16
10.2	Expenses	16
10.3	Waiver	16
10.4	Amendment	16
10.5	No Third Party Beneficiary	16
10.6	No Assignment; Binding Effect	16
10.7	Headings	16
10.8	Invalid Provisions	16
10.9	Governing Law	16
10.10	Disputes; Jurisdiction; Waiver of Jury Trial	16
10.11	Counterparts	17
10.12	Interpretation	17
10.13	References to U.S. Dollars	18
10.14	Further Assurances	18
10.15	Entire Agreement	18
10.16	Termination	18

ii

EXHIBITS

EXHIBIT A	Certain Definitions

EXHIBIT B	[Intentionally omitted]

EXHIBIT C	Secretary’s Certificate of Purchaser

EXHIBIT D	Tax Matters Agreement

EXHIBIT E	Form 7B

EXHIBIT A TO PCS BUSINESS

iii

SCHEDULES

Schedule 2.1	Capital Stock

Schedule 2.2	Subsidiaries

Schedule 2.4	Financial Statements

Schedule 2.5	Taxes

Schedule 2.6	Legal Proceedings

Schedule 2.7	Compliance with Laws and Orders

Schedule 2.8	Benefit Plans

Schedule 2.9	Real Property

Schedule 2.10	Tangible Personal Property

Schedule 2.11	Intellectual Property Rights

Schedule 2.12	Material Contracts

Schedule 2.13	Licenses

Schedule 2.14	Insurance

Schedule 2.15	Labor Relations

Schedule 2.16	Environmental Matters

Schedule 2.18	No Guarantors

Schedule 2.19	Product Liability

Schedule 2.21	Accounts and Notes Receivable and Payable

Schedule 2.23	Related Party Transactions

Schedule 4.1	Affiliate Transactions

i

This STOCK PURCHASE AGREEMENT dated as of November 8, 2006 is made and entered into by and between Vishay Intertechnology, Inc., a company organized and existing under the laws of the State of Delaware (“Purchaser”), and International Rectifier Corporation, a Delaware corporation (“Seller”).  As used herein, Purchaser and Seller may each be referred to herein as a “Party” and collectively as the “Parties.”  Capitalized terms have the meanings set forth in Exhibit A attached hereto.

WHEREAS, Seller owns 450,000 ordinary shares with an aggregate share capital of Rupees 45,000,000 of International Rectifier (India) Limited, a corporation organized and existing under the laws of India (the “Company”),  constituting all issued and outstanding shares of capital stock of the Company (such shares being referred to herein as the “Shares”),

WHEREAS, six (6) of the ordinary shares of the Company are held by Seller jointly with the following nominees (“Nominee Shares”), with each such nominee holding 1 Nominee Share in the Company as the first shareholder and the Seller as the second shareholder of such Nominee Shares: C. D. Morgan, R. Ghadiali, B. Ayrton, M. McGee, Sorab Dovar, and K. R. Karkaria (each, a “Nominee” and together, the “Nominees”); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, the Shares on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I.  SALE OF SHARES AND CLOSING

1.1           Purchase and Sale.  Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Shares at the Closing on the terms and subject to the conditions set forth in this Agreement.

1.2           Purchase Price.  The aggregate purchase price for the Shares is U.S.$7,700,000 (the “Purchase Price”), payable in immediately available United States funds at the Closing in the manner provided in Section 1.3.

1.3           Closing.  The Closing will take place at the offices of International Rectifier Corporation, 233 Kansas Street, El Segundo, California 90245, USA or at such other place as Purchaser and Seller mutually agree, at 10:00 A.M. local time, on the Closing Date.  At the Closing, Purchaser will pay the Purchase Price by wire transfer of immediately available funds to such account as Seller may reasonably direct by written notice delivered to Purchaser by Seller prior to the Closing Date.  Simultaneously, Seller will assign and transfer to Purchaser all of Seller’s right, title and interest in and to the Shares.  To effectuate the foregoing transfer, at the Closing, (i) Seller shall, and shall cause its Nominees to,  execute and deliver to Purchaser and its nominees (in the case of Nominee Shares), the original certificate or certificates representing the Shares, together with the duly executed and stamped Forms 7B, as required under applicable Law and substantially in the form attached hereto as Exhibit E; (ii) Seller and

Purchaser shall deliver the certificates and other documents and instruments to be delivered under Articles VI and VII hereof; (iii) the board of directors of the Company shall adopt resolutions authorizing (A) the register of the transfer of the Shares to Purchaser and the Nominee Shares to the nominees of Purchaser, and (B) the appointment of such person or persons as members of the board of directors of the Company as Purchaser shall specify in writing; and (iv) the board of directors of the Company (other than the directors appointed pursuant to the foregoing clause (iii)(B)) shall resign effective as of the Closing.ARTICLE II

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser on the date hereof and on the Closing Date as follows:

2.1           Capital Stock.  The authorized capital stock of the Company consists solely of 750,000 ordinary shares, each with a nominal value of Rupees 100, of which only the Shares have been issued.  All of the outstanding capital stock of the Company has been duly authorized and is validly issued, fully paid and nonassessable and is owned by the Seller, and with respect to the Nominees Shares, jointly by the Seller and each Nominee, respectively.  Except as set forth on Schedule 2.1, Seller owns the Shares, beneficially and of record, free and clear of all Liens.  Except for this Agreement and as otherwise set forth on Schedule 2.1 hereof, (i) there are no outstanding Options with respect to the Company’s capital stock and (ii) there is no proxy, or any agreement, arrangement or understanding of any kind authorized or outstanding which restricts, limits or otherwise affects the ability to transfer, or the right to vote, any of the Shares.  The delivery of a certificate or certificates at the Closing representing the Shares in the manner provided in Section 1.3 will transfer to Purchaser good and valid title to the Shares, free and clear of all Liens.

2.2           Subsidiaries.  Except as set forth on Schedule 2.2, the Company has no Subsidiaries.

2.3           Books and Records.  The Books and Records, including reasonable supporting materials for the Company’s five (5) past years and current financial statements, are complete and correct in all material respects.  The minute books and other similar records of the Company as made available to Purchaser prior to the execution of this Agreement contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the board of directors and committees of the board of directors of the Company.  The stock transfer ledgers and other similar records of the Company as made available to Purchaser prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the capital stock of the Company.  All of those Books and Records are in the possession of the Company.

2.4           Financial Statements and Condition.

(a)           Prior to the execution of this Agreement, Seller has made available to Purchaser true and complete copies of the statutory accounts of the Company for the fiscal year ended March 31, 2006 (the “Statutory Financial Statements”).  Except as set forth in the notes thereto and as disclosed in Schedule 2.4(a), the Statutory Financial

Statements were prepared from, are in accordance with and accurately reflect, the books and records of the Company, and have been prepared in accordance with applicable Law and fairly present in all material respects the consolidated financial condition and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby, subject to normal recurring year-end adjustments and the absence of footnotes.

(b)           Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date and as disclosed in Schedule 2.4(b), since June 30, 2006, there has not occurred:  (i) any amendments or changes in the Company’s articles of incorporation and by-laws or other comparable corporate charter documents of the Company; (ii) any change by the Company in its accounting methods, principles or practices (other than changes required by applicable Law after the date of this Agreement); (iii) any sale of Assets and Properties of the Company other than (1) in the ordinary course of business or (2) dispositions of obsolete or worthless assets and sales of immaterial assets in excess of $250,000 in the aggregate; or (iv) any payment or declaration of any dividend or distribution by the Company (other than cash distributed on or prior to the Closing Date to the extent permitted under applicable Law).

2.5           Taxes.

(a)           Except as disclosed on Schedule 2.5(a), the Company has filed or will have filed on a timely basis all material Tax Returns required to be filed by the Company, and the Company has or will have timely paid all Taxes due on or before the Closing Date (whether or not shown to be due on such Tax Returns) except for Taxes that are being contested in good faith and for which adequate reserves have been established on the Company’s unaudited balance sheets.  No unresolved issue has been raised in writing by any Governmental Authority in the course of any audit with respect to Taxes for which the Company would be held liable.  No Governmental Authority is now asserting or, to the Knowledge of Seller, threatening to assert against the Company any deficiency or claim for additional Taxes, or any adjustment of Taxes.  Except as disclosed in Schedule 2.5(a), there are no pending or, to the Knowledge of the Seller, threatened audits or investigations for or relating to any Liability in respect of any Taxes.  The Company has not executed any waivers or extensions of any applicable statute of limitations to assess any amount of Taxes.  Except as disclosed in Schedule 2.5(a), there are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any amounts of Taxes shown to be due on any Tax Return.  There are no Liens for Taxes on the Assets and Properties of the Company except for statutory Liens for current Taxes not yet due and payable.  There are no outstanding powers of attorney enabling any party to represent the Company with respect to Taxes.

(b)           Except as disclosed in Schedule 2.5(b), the Company is not liable for Taxes of any other Person, nor is it currently under any contractual obligation to indemnify any Person with respect to Taxes (except for customary agreements to indemnify lenders or security holders in respect of Taxes other than income taxes), nor is it a party to any tax sharing agreement or any other agreement providing for payments by the Company with respect to Taxes.  The Company will not be required to include any adjustment in taxable income for any period ending after the Closing Date as a result of a change in the method of accounting for a period ending on or before the Closing Date or pursuant to an agreement with a Governmental Authority with regard to the Tax Liability of the Company for any period ending on or before the Closing Date.

(c)           Schedule 2.5(c) sets forth all jurisdictions in which the Company files Tax Returns.

(d)           The Company is not required to file a Tax Return in any jurisdiction in which it does not file a Tax Return, and the Company has not received written notice from any governmental authority in a jurisdiction in which it does not file a Tax Return stating that the Company is or may be subject to taxation by that jurisdiction.

(e)           Except as set forth in Schedule 2.5(e), the Company does not have any permanent establishment in any country other than its country of incorporation.

(f)            The Company has not requested or received any ruling from any Governmental Authority, or signed any binding agreement with any Governmental Authority (including, without limitation, any advance pricing agreement), that would impact the amount of Tax liability of the Company after the Closing Date.

(g)           To the Knowledge of Seller, the Company has timely withheld, collected, deposited or paid all Taxes required to have been withheld, collected, deposited or paid, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except as would not reasonably be expected to have a Material Adverse Effect.

2.6           Legal Proceedings.  Except as disclosed in Schedule 2.6:

(a)           There are no Actions or Proceedings pending or, to the Knowledge of Seller, threatened against, relating to or affecting Seller or the Company, before any court, arbitrator, agency, commission, official, authority or body, domestic or foreign, except as would not reasonably be expected, individually or in the aggregate, to (i) result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, or (ii)  have a Material Adverse Effect; and

(b)           There are no Orders outstanding against the Company which have a Material Adverse Effect.

2.7           Compliance With Laws and Orders.  Except as disclosed in Schedule 2.7, the Company is not in violation of or in default under any Law or Order applicable to the Company or by which its Assets and Properties are bound or affected (other than employment laws which are covered by Section 2.15, and other than Environmental Laws, which are covered by Section 2.16), except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.8           Benefit Plans.

(a)           Each Benefit Plan applicable to Company Employees is identified on Schedule 2.8(a).  Seller has made available to Purchaser a true and complete copy of each Benefit Plan which is documented and a brief description of each undocumented Benefit Plan.  Each Benefit Plan has been maintained in all material respects in accordance with its terms and conforms to, and is administered in compliance in all material respects with, applicable Law.

(b)           Except as disclosed in Schedule 2.8(b), no Benefit Plan is a defined benefit pension plan.

(c)           Other than as required by applicable Law or as set forth in Schedule 2.8(c), no Benefit Plan provides, and the Company is not otherwise obligated to provide, any severance or termination benefits, or post termination health or welfare benefits.

2.9           Real Property.

(a)           Schedule 2.9(a) contains a true and correct list of (i) each parcel of real property owned by the Company, (ii) each parcel of real property leased by the Company, and (iii) all Liens (other than Permitted Liens) relating to or affecting any parcel of real property referred to in clause (i) above.  The Company has not received any written notice relating to any pending or threatened condemnation, eminent domain or similar proceeding affecting all or any material portion of any such real property.  Except as disclosed on Schedule 2.9(a), (A) the Company has good title to each parcel of real property set forth on Schedule 2.9(a) and does not lease or sublease any real property to any other Person and (B) the premises covered by the leases referred to in clause (ii) above are occupied solely by the Company and are being used exclusively for, and in connection with, the business of the Company.

(b)           The Company has a valid and subsisting leasehold estate in the real properties leased by it as lessee under leases referred to in subsection (a) above for the full term of the lease thereof, and the Company enjoys quiet possession under each such lease.  Each such lease is a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company and, to the Knowledge of Seller, of each other Person that is a party thereto, is in full force and effect, and except as set forth in Schedule 2.9(b), there is no default (or any condition or event which, after notice or lapse of time or both, would constitute a default) thereunder.

(c)           Seller has made available to Purchaser prior to the execution of this Agreement true and complete copies of (i) all deeds, mortgages, deeds of trust, title insurance policies, title reports and surveys, and all amendments thereof, with respect to real property owned by the Company, and (ii) all leases (including any amendments and renewal letters) with respect to the real property leased by the Company.

(d)           Except as disclosed in Schedule 2.9(d), the improvements on the real property identified in Schedule 2.9(a) are in all material respects in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted.

2.10         Tangible Personal Property.  The Company is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property used by the Company in respect of the PCS Business, except as would not reasonably be expected to have a Material Adverse Effect.  All such tangible personal property is free and clear of all Liens, other than Permitted Liens, Liens disclosed in Schedule 2.10, and Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and is in all material respects in good working order and condition, ordinary wear and tear excepted.

2.11         Intellectual Property Rights.

(a)           The Company has good and valid title to the Intellectual Property owned by the Company.  Except as set forth on Schedule 2.11, the Company does not use any computer software other than generally available “off-the-shelf” software.

(b)           Schedule 2.11 lists:

(i)            each material Patent, Trademark, Copyright, and pending applications for any of the foregoing, and all domain names, in each case owned by the Company in connection with the PCS Business; and

(ii)           all material Contracts involving the Intellectual Property owned or used by the Company including (A) licenses by the Company to any Person of any Intellectual Property; and (B) all licenses by any other Person to the Company of any Intellectual Property (except with respect to generally available “off-the-shelf” software licensed for less than $500 per year per seat) (each of (A) and (B) an “IP License”).

To the Knowledge of Seller, each IP License identified in Schedule 2.11 is a valid and binding agreement enforceable in accordance with its terms.  With respect to each IP License, there is no material default (or event that with the giving of notice or passage of time would constitute a material default) by the Company, or to the Knowledge of Seller, the other party thereto. There are no pending and, to the Knowledge of Seller, no threatened claims against the Company with respect to any IP License.

Except as disclosed in Schedule 2.11, all registrations with and applications to Governmental Authorities in respect of Intellectual Property owned by the Company are valid and in full force and effect.

(c)           To the Knowledge of Seller, except for Intellectual Property owned by third parties as disclosed in Schedule 2.11, no Person other than the Company has any right or interest of any kind or nature in or with respect to any Intellectual Property owned by the Company, or any portion thereof, or any rights to sell, license, lease, transfer or use or otherwise exploit the Intellectual Property owned by the Company or any portion thereof.

(d)           Except as disclosed in Schedule 2.11, within the past five (5) years, the Company has not received any written notice asserting any infringement, misappropriation or misuse of any Intellectual Property or other proprietary information of another Person or entity, and to the Knowledge of Seller, the Company has not infringed upon, misappropriated or misused any Intellectual Property or other proprietary information of another Person.  There are no pending, and to the Knowledge of Seller, threatened claims or proceedings against the Company’s use of Intellectual Property owned by a third party.

(e)           The Company has taken commercially reasonable steps to protect the proprietary nature of its Intellectual Property and to maintain in confidence all material trade secrets and confidential Intellectual Property.  Except as set forth in Schedule 2.11, to the Knowledge of Seller, no material trade secret or other confidential Intellectual Property has been disclosed or authorized to be disclosed to any Person, including any employee, agent, contractor, or other entity, other than pursuant to a non-disclosure agreement or other conditional obligation that protects the Company’s proprietary interests in and to such trade secrets or confidential Intellectual Property.

(f)            The Intellectual Property owned by the Company and, to the Knowledge of Seller, the intellectual property of third parties’ licensed to the Company, is free and clear of any and all Liens other than Permitted Liens.

2.12         Contracts.

(a)           Schedule 2.12(a) contains a true and complete list of each of the following Contracts in effect as of the date hereof (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto, have been made available to Purchaser prior to the execution of this Agreement), to which the Company is a party or by which its Assets and Properties are bound:

(i)      All Contracts (excluding Benefit Plans) providing for a commitment of employment or consultation services for a specified or unspecified term or otherwise relating to employment, in each case, involving the payment by the Company of $250,000 or more.  The name, position and rate of compensation of each Person who is a party to such a Contract and the expiration date of each such Contract is set forth on Schedule 2.12(a);

(ii)     All partnership, joint venture, shareholders’ or other similar Contracts with any Person, in each case, involving the payment by or to the Company of $250,000 or more;

(iii)    All Contracts relating to Indebtedness of the Company or by which the Company’s Assets and Properties are bound or affected, in each case, in excess of $250,000;

(iv)    All Contracts with distributors, dealers, manufacturer’s representatives, sales agencies or franchisees which involve the payment, pursuant to the terms of such Contract, by or to the Company of more than $250,000 annually;

(v)     All Contracts between or among the Company on the one hand, and Seller, any officer, director or Affiliate (other than the Company) of Seller, on the other hand, by which the Company is currently bound or has any outstanding obligations and which will be in effect as of the Closing;

(vi)    All collective bargaining or similar labor Contracts;

(vii)   All other Contracts (other than Benefit Plans, leases listed in Schedule 2.9(a) and insurance policies listed in Schedule 2.14) that (A) involve the payment, pursuant to the terms of such Contract, by or to the Company of more than $250,000 annually and (B) cannot be terminated within ninety (90) days after giving notice of termination without resulting in material cost or penalty to the Company;

(viii)  All Contracts prohibiting or limiting the ability of the Company (A) to engage in any line of business, (B) to compete with any Person, (C) to carry on or expand the nature or geographical scope of the Company’s business anywhere in the world or (D) to disclose any confidential information in the possession of the Company that has material commercial value to the Company in the conduct of its business;

(ix)    All Contracts granting to any Person any right to purchase any Assets and Properties of the Company having a book value in excess of $250,000 other than sales of products in the ordinary course of business;

(x)     All Contracts providing for the acquisition or disposition of any portion of the business of the Company or its Assets and Properties other than in the ordinary course of business (including without limitation sales of inventory in the ordinary course of business);

(xi)    All Contracts providing for a power of attorney on behalf of the Company;

(xii)   All Contracts relating to material product warranties and guaranties with respect to contractual performance extended by the Company other than in the ordinary course of business;

(xiii)  All Contracts involving capital expenditures or the acquisition of fixed assets which requires annual payments in excess of $100,000 individually or $250,000 in the aggregate; and

(xiv)  All Contracts with any Governmental Authority or the United States Government.

(b)           Each Contract required to be disclosed in Schedule 2.12(a) is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company and, to the Knowledge of Seller, of each other party thereto; and except as disclosed in Schedule 2.12(b) neither the Company nor, to the Knowledge of Seller, any other party to such Contract is in violation or breach of or default under such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under such Contract), the effect of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.13         Licenses.  Schedule 2.13 contains a true and complete list of all Licenses (and all pending applications for any such Licenses) used by the Company in connection with the PCS Business, except for such Licenses the absence of which would not reasonably be expected to have a Material Adverse Effect.  Prior to the execution of this Agreement, Seller has made available to Purchaser true and complete copies of all such Licenses.  Except as disclosed in Schedule 2.13: (i) the Company owns or validly holds all such Licenses; (ii) each such License is valid, binding and in full force and effect; and (iii) the Company is not in default (or with the giving of notice or lapse of time or both, would be in default) under any such License in any material respect.

2.14         Insurance.  Schedule 2.14 contains a true and complete list of all material insurance policies currently in effect that insure the business, operations or employees of the Company or relate to the ownership, use or operation of any of the Assets and Properties of the Company and that (i) have been issued to the Company or (ii) have been issued to any Person (other than the Company) for the benefit of the Company.  A summary of each insurance policy required to be disclosed in Schedule 2.14 has been made available to Purchaser.

2.15         Labor Relations.

(a)           Except as disclosed in Schedule 2.15, no employee of the Company is presently a member of a collective bargaining unit.  Since January 1, 2002, there has been no work stoppage, strike or other concerted action by employees of the Company which would reasonably be expected to have a Material Adverse Effect.

(b)           The Company has complied in all material respects with applicable Laws with respect to employment of employees, independent contractors, consultants and leased employees, including, without limitation, Laws relating to wages, hours, employment discrimination and wrongful discharge.

2.16         Environmental Matters.

(a)           Seller has made available to Purchaser copies of all material environmental, health or safety reports, audits and assessments relating to the Company that are in the possession, custody or control of Seller or its Affiliates.

(b)           Except as set forth in Schedule 2.16 or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(i)            The operations and properties of the Company and its Subsidiaries (if any) are in compliance with all Environmental Laws, which compliance includes the possession by the Company and its subsidiaries (if any) of all permits and governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof and no proceeding is pending or, to the Knowledge of Seller, threatened against the Company and, to the Knowledge of Seller, no grounds exist to revoke, suspend or limit any such permit.

(ii)           There are no Environmental Claims, pending or, to the Knowledge of Seller, threatened against the Company or any of its Subsidiaries (if any) or against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries (if any) has retained or assumed.

(iii)          To the Knowledge of Seller, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Materials of Environmental Concern (as hereinafter defined), that reasonably are likely to form the basis of any Environmental Claim against the Company or any of its subsidiaries (if any) or against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries (if any) has retained or assumed.

(iv)          The Company has not caused any release of any Materials of Environmental Concern at, or under any of the properties owned or operated by, the Company or any of its Subsidiaries (if any).

(v)           There are no off-site locations where the Company or any of its Subsidiaries (if any) has stored, disposed or arranged for the disposal of any Materials of Environmental Concern which have been listed on any site list of any Governmental Authority, and neither the Company nor any of its Subsidiaries (if any) has been notified in writing that it is a potentially responsible party at any such location.

(vi)          (A) There are no underground storage tanks located on property owned or leased by the Company or any of its Subsidiaries (if any), (B) there is no known friable asbestos containing material contained in or forming part of any building, building component, structure or office space owned, leased or operated by the Company or any of its Subsidiaries (if any), and (C) there are no polychlorinated biphenyls (“PCBs”) or PCB-containing items contained in or forming part of any building, building component, structure or office space owned, leased or operated by the Company or any of its Subsidiaries, in each case which is reasonably likely to give rise to an Environmental Claim.

2.17         Brokers.  Except for Goldman Sachs & Co., whose fees, commissions and expenses are the sole responsibility of Seller, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Purchaser without the intervention of any Person on behalf of Seller in such manner as to give rise to any valid claim by any Person against Purchaser or the Company for a finder’s fee, brokerage commission or similar payment.

2.18         No Guarantor.  Except as set forth on Schedule 2.18, the Company is not a surety or a guarantor of any Indebtedness of Seller or any of its Affiliates.

2.19         Product Liability and Recalls.

(a)           Except as set forth in Schedule 2.19(a) or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no pending or, to the Knowledge of the Seller, threatened claim against the Company for injury to person or property of employees or any third parties suffered as a result of the design, development, manufacture or sale of any product or performance of any service by the Company, including claims arising out of the defective or unsafe nature of any such products or services.

(b)           Except as set forth in Schedule 2.19(b) or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no pending or, to the Knowledge of the Seller, threatened recall, withdrawal or suspension of any product designed, developed, manufactured or sold by the Company, and the Company has not received written notice of any investigations of any product designed, developed, manufactured or sold by the Company.  To the Knowledge of the Seller, there are no product or service defects which would reasonably be expected to give rise to any such recall, withdrawal, suspension or investigation.  Except as set forth on Schedule 2.19(b), there has been no recall of the Company’s products during the past five (5) years.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the test results or other information (e.g., test failures, field failures, customer returns) submitted by the Company to any Governmental Authority or independent testing agency within the past five (5) years for the rating or certification of any product were, to the Knowledge of the Seller, true and correct in all material respects at the time such information was provided thereto or was required to be correct.

2.20         [Intentionally omitted]

2.21         [Intentionally omitted]

2.22         Government Contracts.  The Company is not a party to any Government Contract nor has it been a party to any material Government Contracts within the past three (3) years.

2.23         Related Party Transactions.  Except as set forth on Schedule 2.23, no officer, director, employee, agent or representative of Seller or the Company, nor any spouse, child of any of them or any Person affiliated with any of them (each a “Related Person”), has any interest in any assets or properties used in or pertaining to the Company’s business.  No Related Person has, or owns any Person who has, directly or indirectly, and whether on an individual, joint or other basis, any equity interest or any other financial or profit interest in a Person that has (i) had business dealings with the Company or (ii) engaged in competition with the Company.

ARTICLE III.   REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller on the date hereof and on the Closing Date as follows:

3.1           Legal Proceedings.  There are no Actions or Proceedings pending or, to the Knowledge of Purchaser, threatened against, relating to or affecting Purchaser or any of its Assets and Properties which would reasonably be expected, individually or in the aggregate, to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

ARTICLE IV.   COVENANTS OF SELLER

Seller covenants and agrees with Purchaser that, at all times from and after the date hereof until the Closing, Seller will comply with all covenants and provisions of this Article IV, except to the extent Purchaser may otherwise consent in writing.

4.1           Affiliate Transactions.  Except as set forth in Schedule 4.1, immediately prior to the Closing, all Indebtedness and other amounts owing under Contracts between Seller, any officer, director or Affiliate (other than the Company) of Seller, on the one hand, and the Company, on the other, will be paid in full, and Seller will terminate and will cause any such officer, director or Affiliate to terminate each such Contract with the Company.

4.2           Fulfillment of Conditions.  Seller will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Purchaser contained in this Agreement and (except as otherwise required by applicable Law) will not take or fail to take any action that could reasonably be expected to result in the non-fulfillment of any such condition.

ARTICLE V.  COVENANTS OF PURCHASER

Purchaser covenants and agrees with Seller that, at all times from and after the date hereof until the Closing, Purchaser will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Seller contained in this Agreement and (except as otherwise required by applicable Law) will not take or fail to take any action that could reasonably be expected to result in the non-fulfillment of any such condition.

ARTICLE VI.  CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder to purchase the Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

6.1           Representations and Warranties.  The representations and warranties made by Seller in this Agreement shall be true and correct in all material respects (without giving effect to any of the materiality or Material Adverse Effect qualifiers contained therein) as of the date of this Agreement and on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date.

6.2           Performance.  Seller shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Seller at or before the Closing.

6.3           Consents and Approvals.  Purchaser shall have received copies of the consents, approvals and authorizations required by applicable Governmental Authorities set forth in Schedule 6.3 and Schedule 7.5 hereof.

6.4           Other Documents.  Seller shall have delivered other instruments and documents which Purchaser may reasonably deem necessary or as may be required to consummate the transactions contemplated hereby.

ARTICLE VII.  CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller hereunder to sell the Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion):

7.1           Representations and Warranties.  All of the representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date of this Agreement and on and as of the Closing Date.

7.2           Performance.  Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

7.3           Officers’ Certificates.  Purchaser shall have delivered to Seller a certificate, dated the Closing Date and executed by the Secretary or an Assistant Secretary of Purchaser, substantially in the form of Exhibit C hereto.

7.4           Certain Non-PCS Assets.  The Company shall have transferred to the Seller or its Affiliates the entire ownership interests of the Company in those assets set forth in Schedule 7.4 hereof.

7.5           Consents and Approvals.  Seller shall have received the consents, approvals and authorizations required by applicable Governmental Authorities set forth in Schedule 7.5 hereof.

7.6           Other Documents.  Purchaser shall have delivered other instruments and documents which Seller may reasonably deem necessary or as may be required to consummate the transactions contemplated hereby.

ARTICLE VIII.   TAX MATTERS

8.1           Tax Matters Agreement.  Concurrently with the execution and delivery of this Agreement, the Parties shall enter into an agreement substantially in the form of Exhibit D setting forth their mutual acknowledgments, understandings and covenants with respect to certain matters relating to Taxes (the “Tax Matters Agreement”).

ARTICLE IX.  EMPLOYEE MATTERS

9.1           Employees; Wage Rates.  Purchaser shall cause the Company to (i) maintain for two (2) years after the Closing Date no less than the same wage rates or salary level and levels of responsibility, not less favorable than those in effect immediately prior to the Closing and (ii) credit all Persons employed by the Company immediately prior to the Closing Date (“Company Employees”) with all years of service provided prior to the Closing Date for all purposes under all compensation and Benefit Plans for the benefit of Company Employees.  Purchaser also shall cause the Company to make all required payments to each Benefit Plan when due.  No provision of this Agreement will be construed as a guarantee of continued employment of any employee of the Company or its Subsidiaries (if any), and this Agreement will not be construed so as to prohibit the Company or its Subsidiaries from having the right to terminate the employment of any employee of the Company or its Subsidiaries.

9.2           Employment Laws.  ..  Prior to the Closing, each of Purchaser and Seller shall comply with their respective obligations under applicable law with respect to Company Employees.  Purchaser and Seller, respectively, shall make any filings and shall deliver any notices required to be made or delivered by them in connection with the transactions contemplated herein under any applicable employment Law, or any similar state or local Law.  Each of Purchaser and Seller shall be solely responsible for and agrees to indemnify, hold harmless and to defend the other Party from and against all liability, obligation or cost resulting from its failure to make any filing or deliver any notice as contemplated in the preceding sentence.  Notwithstanding the foregoing, the Purchaser agrees to indemnify, hold harmless and to defend the Seller from and against all liability, obligations or cost under any applicable employment Law or any similar state or local Law, to any Company Employee hired by Purchaser who is found to have suffered an employment loss under any applicable employment Law on or after the Closing Date, and any and all other Liabilities, obligations and costs, including attorneys’ fees, arising out of or resulting from any such employment loss or Purchaser’s failure to employ such employees, serve sufficient notice, or provide pay in lieu of notice pursuant to any applicable employment Law or any similar state or local Law.

ARTICLE X.   MISCELLANEOUS

10.1         Notices.  All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given if delivered personally or by commercial delivery service or by facsimile transmission or mailed (first class postage prepaid) to the other Party at the following addresses or facsimile numbers:

If to Purchaser, to:

Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA  19355
Facsimile No.:  (610) 889-2161
Attn:       Richard N. Grubb

Executive Vice President and
Chief Financial Officer

with a copy to:

Kramer Levin Naftalis & Frankel, LLP
1177 Avenue of the Americas
New York, NY  10036
Facsimile No.:  212-715-8000
Attn:  Abbe Dienstag, Esq.

If to Seller, to:

International Rectifier Corporation
233 Kansas Street
El Segundo, CA 90245
Facsimile No.: (310) 726-8484
Attn:  Executive Vice President and General Counsel

with a copy to:

Sheppard Mullin Richter & Hampton, LLP
11th Floor East
1300 I Street, NW
Washington, DC 20005
Facsimile No.: (202) 218-0020
Attn:  Robert Magielnicki, Sr.

All such notices, requests and other communications will (i) if delivered personally, be deemed given upon delivery, (ii) if delivered by facsimile transmission, be deemed given upon receipt, and (iii) if delivered by mail or by a nationally recognized overnight courier service, prepaid, in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section).  Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.

10.2         Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses, and Seller shall pay the costs and expenses of the Company incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby.

10.3         Waiver.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by a Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.  All remedies, either under this Agreement or by Law or otherwise afforded, are cumulative and not alternative.

10.4         Amendment.  This Agreement may be amended, supplemented or modified only by a written instrument duly executed by each Party.

10.5         No Third Party Beneficiary.  The terms and provisions of this Agreement are intended solely for the benefit of the Parties hereto and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person.

10.6         No Assignment; Binding Effect.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by either Party without the prior written consent of the other Party and any attempt to do so will be void, except that Purchaser may assign any or all of its rights, interests and obligations hereunder to a wholly-owned subsidiary, provided that such subsidiary agrees in writing to be bound by all of the provisions contained herein, but no such assignment shall relieve Purchaser of its obligations hereunder.  Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and assigns.

10.7         Headings.  The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

10.8         Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of a Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

10.9         Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to a Contract executed and performed in such state, without giving effect to the conflicts of laws principles thereof.

10.10       Disputes; Jurisdiction; Waiver of Jury Trial.  Except to the extent that a court proceeding or other Action is necessary to obtain an injunction or other equitable relief to protect the rights of a Party, no Action or other proceeding arising out of or related to this Agreement shall be commenced until thirty (30) days after a Party shall give notice of the existence of a dispute (a “Dispute Notice”) to the other Party.  During such 30-day period, duly authorized representatives of both Parties shall attempt to negotiate in good faith a resolution of the dispute.  The Dispute Notice shall set forth the basis of the dispute with reasonable specificity.  The Parties hereby agree that any Action or Proceeding arising out of or related to this Agreement may be conducted in the State of Delaware.  Each Party hereby irrevocably consents and submits to the non-exclusive personal jurisdiction of and venue in the federal and state courts located in the State of Delaware.  Each Party hereby waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or any transaction contemplated hereby.  Each Party agrees that service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 10.1 shall be effective service in such Action or Proceeding.  Nothing in this Section 10.10, however, shall affect the right of a Party to serve such summons, complaint or initial pleading in any other manner permitted by Law.

10.11       Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

10.12       Interpretation.

(a)           The Schedules referred to herein are an integral part of this Agreement to the same extent as if they were set forth verbatim herein.  Disclosure of any fact or item in any Schedule referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement only to the extent that such disclosure is reasonably apparent to a reader of such disclosure.

(b)           Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement.

(c)           Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty nor the inclusion of any specific item in any Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(d)           This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

(e)           Unless the context of this Agreement otherwise requires, words of any gender include each other gender;words using the singular or plural number also include the plural or singular number, respectively; and derivative or similar words refer to this entire Agreement; refer to the specified Article or Section of this Agreement;ordinary course of business refers to the business of the including, without limitationWhenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  Any representation or warranty contained herein as to the enforceability of a Contract shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar law affecting the enforcement of creditors rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

10.13       References to U.S. Dollars.  All references in this Agreement to amounts of money expressed in dollars are references to United States dollars, unless otherwise indicated.

10.14       Further Assurances.  Each Party shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

10.15       Entire Agreement.  This Agreement, including the Exhibits and Schedules hereto and thereto and any agreements entered into concurrently herewith by the Parties concerning the subject matter hereof, supersedes all prior discussions and agreements between the Parties with respect to the subject matter hereof and contains the sole and entire agreement between the Parties hereto with respect to the subject matter hereof.

10.16       Termination.  This Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, at any time prior to Closing by written agreement of Seller and Purchaser.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by a duly authorized officer or representative of each Party as of the date first written above.

0	VISHAY INTERTECHNOLOGY, INC.

By:
Name:
Title:

INTERNATIONAL RECTIFIER CORPORATION

Name:
Title: